March 2, 2009

VIA EDGAR, TELECOPIER AND U.S. MAIL

Mr. Michael P. Seaman
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4561

Re:	Crescent Financial Corporation
Registration Statement on Form S-3
Filed February 6, 2009
File No. 333-157137

Dear Mr. Seaman:

We have received your letter dated February 11, 2009 regarding the above-referenced Registration Statement of Crescent Financial Corporation, Cary, North Carolina (the “Registrant”) pursuant to the Securities Act of 1933 (the “Securities Act”).  The numbered paragraphs below correspond to those in your letter dated February 11, 2009.

1.
We note that you are registering the resale by selling securityholders of shares of the company’s preferred stock.  Please provide your analysis supporting the determination that the offering meets the transaction requirements of General Instruction 1.B of Form S-3 with respect to the registration of the preferred stock.  If the offering does not meet these transaction requirements, please remove the preferred stock from the registration statement.

We agree that the transaction requirements of General Instruction 1.B of Form S-3 are not met with respect to the registration of the Registrant’s preferred stock.  Accordingly, we filed a pre-effective amendment to the Registration Statement on Form S-3 on February 25, 2009 which Registration Statement reflects the removal of the preferred stock from registration.

Mr. Michael P. Seaman
March 2, 2009

In connection with the above response, the Registrant acknowledges the following:

▪	It is responsible for the adequacy and accuracy of the disclosure in its filings;
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and
▪	We may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance its compliance with the Securities Act.

Sincerely,

CRESCENT FINANCIAL CORPORATION

Michael G. Carlton
President and Chief Executive Officer

cc:	Bruce W. Elder, Crescent Financial Corporation
Dixon Hughes PLLC
Todd H. Eveson, Esq., Gaeta & Eveson